128 Sidney Street, Cambridge, MA 02139-4239	TEL: (617) 995-2500
FAX: (617) 995-2510

January 16, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ImmunoGen, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed August 28, 2006
File No. 000-17999

Dear Mr. Rosenberg:

ImmunoGen, Inc. (the “Company”) hereby acknowledges receipt of your letter dated January 5, 2007, which includes a comment by the Staff of the Securities and Exchange Commission concerning the Company’s Form 10-K for our fiscal year ended June 30, 2006.  The Company has begun the process necessary to furnish the Staff with a response to its comment, including discussions with our independent accountants and counsel.

Following a conversation between Ms. Dana Hartz, the Staff Accountant identified in your letter, and our counsel, I write to inform the Commission that the Company expects to furnish to the Commission our response to the Staff’s comment on or before Friday, February 9, 2007.  Of course, if you have any questions regarding this letter, kindly contact the undersigned at 617-995-2509.  Thank you for your time and attention.

Very truly yours,

/s/ Daniel M. Junius

Daniel M. Junius
Executive Vice President and
Chief Financial Officer